Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capri Listco
Commission File No. 333-256152

The following are relevant excerpts from Daily Mail & General Trust plc’s half year 2021 results released on May 27, 2021 and available in full on its website at https://www.dmgt.com/investors/.

●	Active portfolio management strategy delivering value creation:
o	Increased investment in Cazoo in October 2020; proposed transaction values stake at c.US$1.35bn5 vs £117m total investment
o	Disposal of EdTech (Hobsons) for c.US$410m in March 2021
o	Acquisition of New Scientist for £67m in March 2021

Our financial flexibility enabled us to continue to invest in Cazoo through multiple funding rounds. Despite the near-term economic uncertainty, we had conviction in its opportunity to transform the used car market. Cazoo continues to go from strength to strength and its proposed SPAC combination on the New York Stock Exchange would value our stake at US$1.35bn, a return of eight times on our capital.

Portfolio activity: there were several transactions in the period. The disposal of Hobsons, the EdTech business, in March 2021 realised c.US$410m of proceeds. New Scientist, one of the world’s leading science publishing titles, was acquired for £67m in March 2021, adding a growing subscription-based business to the Consumer Media portfolio. In October 2020, three printing plants were acquired for £10m and DMGT invested a further £34m in Cazoo, bringing the total investment to £117m. In March 2021, Cazoo announced its intention of combining with AJAX I, the US-listed SPAC, valuing DMGT’s stake at c.US$1.35bn5.

5 On 29 March 2021, Cazoo announced a definitive business combination agreement with AJAX I, a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange. The transaction values the combined company at a pro forma equity value of approximately US$8.1bn at US$10.00 per share. The combined value in cash proceeds and shares in the listed Cazoo, valued at US$10.00 per share as per the committed private investment in public equity (PIPE), that DMGT will receive on closing is expected to be approximately US$1.35bn.

●
Cazoo investment and planned public listing: DMGT, through its venture capital arm, dmg ventures, has invested a total of £117m in Cazoo through four funding rounds starting in November 2018. DMGT’s financial flexibility, understanding of the opportunity and conviction in the business model enabled dmg ventures to increase its stake in April 2020, when many investors were wary of committing capital due to the pandemic, and again in October 2020. As a result of a proposed business combination with AJAX I, Cazoo is expected to be listed on the New York Stock Exchange later this financial year and DMGT’s stake would be valued at approximately $1.35bn5 at an issue price of US$10.00 per share.

In addition to joint ventures and associates, DMGT also invests in and develops early-stage businesses in which the Group holds smaller stakes. As the percentage holdings are too small or DMGT’s level of influence insufficient for the companies to be associates, the Group does not recognise a share of profits or losses from these investments. The most notable is Cazoo, the UK’s leading online car retailer, which aims to transform the car buying experience for consumers across Europe.

In October 2020, DMGT participated in a further Cazoo funding round and invested £34m, increasing DMGT’s total investment in Cazoo to £117m. In March 2021, Cazoo announced its intention to become publicly listed on the New York Stock Exchange (NYSE) through a business combination with AJAX I (AJAX), a publicly-traded special purpose acquisition company (SPAC) which is already listed on the NYSE. If the proposed transaction proceeds and DMGT’s holding in the listed Cazoo is valued at the US$10.00 per share issue price, the combined value in net cash proceeds and shares in the listed Cazoo that DMGT will receive on closing is expected to be approximately US$1.35 billion. The closing share price of AJAX on 26 May 2021 was US$9.91.

It is likely that DMGT will receive some cash proceeds on closing, but the amount will depend on a number of factors, including redemptions by AJAX shareholders, if any, as well as DMGT’s election and those of other shareholders with respect to receipt of cash consideration. The split between cash and shares in the listed Cazoo entity remains uncertain. For illustrative purposes, however, if DMGT were to participate on a pro rata basis and there were no redemptions by AJAX’s shareholders, DMGT would receive approximately US$90m net cash on closing and would hold a stake equivalent to approximately 16% of the common stock of the listed Cazoo, on a fully diluted basis.

The transaction requires the approval of the shareholders of AJAX and Cazoo and is subject to other customary closing conditions. It is expected to close in the final quarter of the current financial year. Lock-up restrictions are expected to apply for five to six months after the transaction closes. Additional information about the proposed transaction is available on Cazoo’s website at www.cazoo.co.uk/investors.

Disposal proceeds included £294m from the disposal of Hobsons, the EdTech business. Expenditure on acquisitions and investments included £67m to acquire New Scientist, the science publishing title, £34m of investment in Cazoo, the online used car business, and £10m to acquire printing plants.

5 On 29 March 2021, Cazoo announced a definitive business combination agreement with AJAX I, a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange. The transaction values the combined company at a pro forma equity value of approximately US$8.1bn at US$10.00 per share. The combined value in cash proceeds and shares in the listed Cazoo, valued at US$10.00 per share as per the committed private investment in public equity (PIPE), that DMGT will receive on closing is expected to be approximately US$1.35bn.

Additional information in respect of Cazoo and AJAX I and where to find it

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I and Capri Listco (“Listco”). In connection with the proposed business combination, Listco filed a registration statement on Form F-4 that includes a proxy statement of AJAX I in connection with AJAX I’s solicitation of proxies for the vote by AJAX I’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX I shareholders and Listco and AJAX I will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX I and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX I may be obtained free of charge from AJAX I’s website at https://ajaxcap.com or by written request to AJAX I at 667 Madison Avenue, New York, NY 10065, United States of America and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT.

Investment in Cazoo Holdings Ltd (Cazoo)
The Group has a 21.0% equity stake (19.4% on a fully diluted basis) in Cazoo and 20.0% Board representation.

In accordance with IAS 28, Investments in Associates and Joint Ventures, equity holdings of 20% or more of voting power (directly or through subsidiaries) indicates significant influence and result in equity accounting - unless it can be clearly demonstrated that significant influence does not exist.

Condensed Consolidated Financial Statements

Notes to the accounts

The Group can participate in Cazoo Board discussions but cannot veto any Cazoo Board decisions — which are based on a simple Board majority, due to the current composition of the other seats on the Board and has no other means that give it the ability to participate in the financial and operating policy decisions of Cazoo. The Group provides no essential technical information to develop the Cazoo business and there is no interchange of managerial personnel between the Group and Cazoo. Therefore, the Directors have concluded that the Group does not possess the ability to exert significant influence over Cazoo and accordingly the Group has not equity accounted for its interest.

Cazoo has been recognised as an equity investment and measured at fair value through Other Comprehensive Income (OCI).

Investment in Cazoo
The Group currently owns a 21.0% equity stake (19.4% on a fully diluted basis) in Cazoo.

In March 2021 Cazoo announced a definitive business combination agreement with AJAX I (AJAX), a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange (NYSE). Upon closing of the proposed transaction, the combined company will be named Cazoo and be listed on the NYSE.

This transaction values the combined company at a pro forma enterprise value of approximately US$7.0 billion and a pro forma equity value of approximately US$8.1 billion. The transaction includes up to US$805.0 million AJAX cash in trust, assuming no redemptions by AJAX shareholders, and an US$800.0 million fully committed private investment in public equity (PIPE) at US$10.00 per share, led by the AJAX sponsors and D1 Capital Partners, and including new and existing investors.

On closing of the transaction, which is expected in the third quarter of the current calendar year, and assuming no redemptions by AJAX shareholders, the combined value in cash proceeds and shares in the listed Cazoo, valued at the US$10.00 per share issue price, that the Group will receive on closing is expected to be approximately US$1.35 billion. It is likely that the Group will receive some cash proceeds on closing, but the amount will depend on a number of factors, including redemptions by AJAX shareholders, if any, as well as the Group’s election and those of other shareholders with respect to receipt of cash consideration. Lock-up restrictions are expected to apply for five to six months after the transaction closes.

Whilst the Directors believe the transaction is likely to complete, these Condensed Consolidated Financial Statements are required to include an estimate of fair value of the Group’s interest in Cazoo as at 31 March 2021 using the principles of IFRS 9, Financial Instruments based on facts and circumstances which existed at that date.

Accordingly, in these Condensed Consolidated Financial Statements the Directors have not relied solely on the anticipated closing of the transaction nor the expected future valuation of the listed Cazoo entity since these are not known with certainty at the period end. The transaction remains subject to the satisfaction of conditions precedent.

Condensed Consolidated Financial Statements

Notes to the accounts

To assess the fair value of the Group’s interest in Cazoo using the principles of IFRS 9, the Directors have applied a probability weighted expected returns assessment based on the facts and circumstances which existed as at 31 March 2021. This has included consideration of the following key transaction risks:
●	a large level of redemptions by AJAX shareholders;
●	AJAX shareholders not approving the transaction; and
●	PIPE commitments not being fulfilled.

The IFRS 9 fair value has been estimated using a probability weighting of two valuation scenarios:
●	A valuation based on the expected value to be derived from the proposed SPAC transaction (the SPAC scenario); and
●	A valuation based on an alternative stay private outcome should the future SPAC transaction not proceed due to any of the aforementioned risks (the Stay Private scenario)

The two scenarios have been weighted based on the Directors’ assessment of the likelihood of each scenario occurring. Using information available at 31 March 2021, following the principles of IFRS 9, the Directors have attributed a weighting of approximately 86% to the SPAC scenario valuation, leaving a 14% weighting to the Stay Private scenario.

In both scenarios, the valuations of DMGT’s interest reflect discounts for marketability, based on DMGT’s minority holding in an unlisted private company at 31 March 2021 which would inherently be less liquid than shares listed on the NYSE. To assess a marketability discount the Directors have considered the historic share price volatility of companies in the same sector which was estimated to be 80% together with expectations of Cazoo’s future trading performance.

Based on this assessment the Group has increased the fair value of its investment in Cazoo as at 31 March 2021 by £392.9 million which has been recognised in Other Comprehensive Income.

A 10% increase or decrease in the fair value of Cazoo would increase or decrease the fair value of the Group’s investment in Cazoo by £80.2 million which would be recognised in Other Comprehensive Income.

5 Other gains and losses
	Note	Unaudited 6 months ended 31 March 2021 £m	Unaudited 6 months ended 31 March 2020 £m	Year ended 30 September 2020 £m
Loss on disposal of financial assets held at fair value through other comprehensive income	(i)	-	(0.1)	-
Profit on disposal and closure of businesses	(ii)	0.5	40.6	38.4
Recycled cumulative translation differences	(iii)	-	1.2	0.7
Gain from bargain purchase	14, (iv)	2.7	-	-
Profit on change in control	(v)	-	1.6	1.6
Profit on disposal of joint ventures and associates	(vi)	0.8	0.1	1.4
		4.0	43.4	42.1

There is a tax charge of £1.1 million (period ended 31 March 2020 £0.7 million, year ended 30 September 2020 £1.6 million) in relation to these other gains and losses.

(i)	In the prior period ended 31 March 2020 this relates to a loss of £0.1 million on the disposal of Laundrapp Ltd (formerly known as Zipjet Ltd).

(ii)
In the prior period ended 31 March 2020 this principally relates to a profit of £24.7 million on the disposal of Inframation AG and a profit of £15.6 million on the disposal of BuildFax, Inc. both in the Property Information segment.

In the prior year ended 30 September 2020 this principally relates to a profit of £24.8 million relating to the disposal of Inframation AG and a profit of £15.7 million relating to the disposal of BuildFax, Inc. both in the Property Information segment.

(iii)	Represents cumulative translation differences required to be recycled through the Consolidated Income Statement on disposals.

(iv)
On 18 October 2020, dmg media acquired JPI Media’s print operations at Dinnington, Portsmouth and Carn in Northern Ireland for total consideration of £10.0 million. The consideration paid was less than the value of the identifiable net assets acquired and accordingly the gain on this acquisition has been recognised in the Consolidated Income Statement in accordance with IFRS 3, Business Combinations.

(v)
In the prior periods ended 31 March 2020 and 30 September 2020, this relates to a reduction in the Group’s interest in Cazoo Holdings Ltd  (Cazoo), when classified as an associate held centrally. In accordance with IFRS 3, Business Combinations, the difference of £1.6 million between the fair value of the investment retained and the carrying value is treated as a gain on change in control.

(vi)	In the current period this represents a profit on disposal of TreppPort, LLC in the Property Information segment.

In the prior period ended 31 March 2020 this represents a refund of expenses incurred in a prior period in relation to the disposal of SiteCompli in the Property Information segment.

In the prior year ended 30 September 2020 this principally represents a profit of £1.2 million on the sale of Also Energy Holdings, Inc. held centrally and a £0.1 million refund of expenses incurred in a prior period in relation to the disposal of SiteCompli in the Property Information segment.

21 Financial assets at fair value through Comprehensive Income
	Note	Unlisted £m
Audited at 30 September 2019		33.8
Additions - cash		37.7
Additions – non cash, conversion of loan note		9.0
Disposals		(0.3)
Transfer from investment in associates	(i)	26.5
Fair value movement in the year		65.0
Exchange adjustment		(0.3)
Unaudited at 31 March 2020		171.4
Audited at 30 September 2019		33.8
Additions - cash		48.0
Additions – non cash		9.0
Disposals		(0.3)
Transfer from investment in associates	(i)	26.5
Transfer to investment in associates	(ii)	(0.8)
Fair value movement in the period		295.0
Exchange adjustment		(0.5)
Audited at 30 September 2020		410.7
Additions - cash		34.3
Transfer from investment in associates	(i)	1.9
Fair value movement in the year	(2)	397.6
Exchange adjustment		(0.5)
Unaudited at 31 March 2021		844.0

The financial assets above are non-interest bearing unlisted securities, which are recorded as non-current assets unless they are expected to be sold within one year, in which case they are recorded as current assets.

(i)
In the current period, the Group’s interest in Bricklane Technologies Ltd, previously an associate, was diluted and the Group no longer has significant influence. Accordingly, the investment has been reclassified as a financial asset.

In the prior periods ended 31 March 2020 and 30 September 2020 the Group’s investment in Cazoo Holdings Ltd (Cazoo), previously an associate, was reclassified as a financial asset. The Group can participate in Cazoo Board discussions but cannot veto any Cazoo Board decisions — which are based on a simple Board majority, due to the current composition of the other seats on the Board and has no other means that give it the ability to participate in the financial and operating policy decisions of Cazoo. The Group provides no essential technical information to develop the Cazoo business and there is no interchange of managerial personnel between the Group and Cazoo. Therefore, the Directors have concluded that the Group does not possess the ability to exert significant influence over Cazoo and accordingly the Group has not equity accounted for its interest.

(ii)	During the prior period ended 30 September 2020 the Group increased its investment in Quick Move Ltd which is now held as an associate.

Financial assets at fair value through Other Comprehensive Income are analysed as follows:
	Note	Class of Holding	Group interest	Unaudited at 31 March 2021 £m	Unaudited at 31 March 2020 £m	Audited at 30 September 2020 £m
Unlisted
Cazoo Holdings Ltd (incorporated and operating in the UK)	2, (i)	Preference and Ordinary	21.0%	802.2	140.0	375.0
PA Media Group Ltd (incorporated and operating in the UK)	(ii)	Ordinary	17.3%	10.7	7.2	7.4
BDG Media, Inc. (incorporated and operating in the US)	(iii)	Common Stock	3.4%	6.0	6.7	6.4
Kortext Ltd (incorporated and operating in the UK)	(iv)	Preference and Ordinary	9.8%	5.6	3.4	5.6
Cue Ball Capital LP (incorporated and operating in the US)	(v)	Limited Partner	2.5%	2.7	2.9	3.1
Hambro Perks Ltd (incorporated and operating in the UK)	(vi)	Ordinary	2.9%	2.2	2.2	2.2
Taboola.com Ltd (incorporated and operating in Israel)	2, (vii)	Preference	0.4%	4.1	2.0	2.7
Farewill Ltd (incorporated and operating in the UK)	(viii)	Preference	5.4%	3.7	1.8	3.7
Air Mail LLC (incorporated and operating in the US)	(ix)	Preference	5.0%	0.9	1.0	1.0
Financial Network Analytics (incorporated and operating in the UK)	(x)	Ordinary	10.0%	1.0	1.0	1.0
GPNutrition Ltd (incorporated and operating in the UK)	(xi)	Ordinary	13.9%	0.5	1.0	1.0
Bricklane Technologies Ltd (incorporated and operating in the UK)	(xii)	Preference	15.6%	2.7	-	-
CompStak, Inc. (incorporated and operating in the US)	(xiii)	Ordinary	2.0%	0.5	0.6	0.5
Other				1.2	1.6	1.1
				844.0	171.4	410.7

(i)	Cazoo Holdings Ltd provides an online used car sales platform.

(ii)	PA Media Group Ltd is a provider of news, sport and entertainment information.

(iii)	BDG Media, Inc. operating as Bustle provides an online information platform covering fashion, politics, technology, diversity, celebrities, health and beauty.

(iv)	Kortext Ltd provides a digital learning platform and supplies digital textbooks.

(v)	Cue Ball Capital LP is a venture capital and private equity firm specialising in start-ups, early-stage, mid-venture, growth equity scale-ups and buy-out investments.

(vi)	Hambro Perks Ltd is a venture capital firm.

(vii)	Taboola.com Ltd is a content marketing platform provider.

(viii)	Farewill Ltd provides online-based will-writing services.

(ix)
Air Mail, LLC owns and operates an online media service that provides weekly digital newsletter covering politics, business, the environment, the arts, literature, film and television, food, design, travel, architecture, society, fashion and crime.

(x)
Financial Network Analytics Ltd provides a platform which allows financial regulators and financial market infrastructures to map and monitor complex financial networks and to simulate operational and financial risks.

(xi)	GPNutrition Ltd provides direct to consumer nutritional supplements.

(xii)	Bricklane Technologies Ltd provides an online property investment platform.

(xiii)	CompStak, Inc. provides commercial real estate information to brokers, appraisers, researchers, landlords, lenders and investors.